FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding resolution passed at 2014 third extraordinary general meeting of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on November 29, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESOLUTION PASSED AT
2014 THIRD EXTRAORDINARY GENERAL MEETING

This announcement sets out the resolution passed at the EGM convened on 28 November 2014.
Reference is made to the notice of meeting of 2014 third extraordinary general meeting (the “EGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 14 October 2014.

The EGM was held at 2:00 p.m. on 28 November 2014 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China. The convening of the Meeting was in compliance with the Company Law of the PRC and relevant provisions of the Articles of Association of the Company. The Meeting was convened by the board of directors of the Company. Guo Junming, vice chairman, presided over the EGM as the chairman of the Meeting. Relevant members of the board of directors of the Company, Supervisors, Company Secretary and management of the Company attended the Meeting.

As at the record date (i.e. 8 November 2014), there were totally 14,055,383,440 shares of the Company entitled to attend the EGM to vote for or against the resolutions tabled thereat. A total of 45 Shareholders and their proxies, representing 11,194,581,258 Shares of the Company (representing 79.646217% of the total 14,055,383,440 shares having voting rights of the Company), attended the EGM in person, the details of which are set out below:

Number of Shareholders and proxies who attended the EGM (person(s))	30
Of which: A Shares	27
H Shares	3
Total number of Shares carrying voting rights held by Shareholders and proxies who attended the EGM (share)	10,585,706,327
Of which: A Shares	8,316,686,100
H Shares	2,269,020,227
Percentage of the total number of Shares held by Shareholders and proxies who attended the EGM relative to the total number of Shares carrying voting rights of the Company (%)	75.314248%
Of which: A Shares	59.170823%
H Shares	16.143425%
Number of Shareholders who voted through internet (person(s))	15
Total number of Shares carrying voting rights held by Shareholders	608,874,931
Percentage of the total number of Shares held by Shareholders relative to the total number of Shares carrying voting rights of the Company (%)	4.331970%

According to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), connected persons (including China Huaneng Group, Huaneng International Power Development Corporation (“HIPDC”) and its respective associates and shareholders of the Company who are involved in or interested in the transaction as contemplated by the following resolution to be considered at the EGM) holding an aggregate of 7,211,431,502 shares of the Company, representing 51.30% (Note) of the total issued shares of the Company as of the Record Date, should abstain and had abstained from voting on the resolution tabled at the EGM. The Company was not aware of any parties indicating their intention to vote against any resolution proposed at the Meeting. None of our shareholders was entitled to attend and abstain from voting in favour as set out in Rule 13.40 of the Hong Kong Listing Rules.

Note:
The percentage had not taken into account the changes in shareholding percentage(s) held by China Huaneng Group, HIPDC and their respective associates following completion of placing of H shares of the Company (for details, please refer to the Company’s announcement dated 6 November 2014).

Pursuant to the Hong Kong Listing Rules, the H Share Registrar of the Company (Hong Kong Registrars Limited) was appointed as the scrutineer jointly with Haiwen & Partners, the Company’s PRC counsel, at the EGM for the purpose of vote-takings.

After reviewing the resolution proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of poll to approve the following resolution:

ORDINARY RESOLUTION

To consider and approve the proposal regarding the acquisition of the Hainan Power Interests, the Wuhan Power Interests, the Suzhou Thermal Power Interests, the Dalongtan Hydropower Interests, the Hualiangting Hydropower Interests, the Chaohu Power Interests, the Ruijin Power Interests, the Anyuan Power Interests, the Jingmen Thermal Power Interests and the Yingcheng Thermal Power Interests.

4,003,126,316 shares, representing approximately 99.949479% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 2,022,540 shares voted against.

By Order of the Board
Huaneng Power International, Inc
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Guo Junming
(Non-executive Director)
Liu Guoyue
(Executive Director)
Li Shiqi
(Non-executive Director)
Huang Jian
(Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Li Song
(Non-executive Director)
Li Zhensheng
(Independent Non-executive Director)
Qi Yudong
(Independent Non-executive Director)
Zhang Shouwen
(Independent Non-executive Director)
Yue Heng
(Independent Non-executive Director)
Zhang Lizi
(Independent Non-executive Director)

Beijing, the PRC
29 November 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     December 1, 2014